UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission file number 000-19289

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
State Auto Property & Casualty Insurance Company
Amended and Restated
Incentive Deferred Compensation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio 43215-3976

REQUIRED INFORMATION
See the accompanying financial statements for the State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan as of December 31, 2013 and 2012, and for the years ended December 31, 2013, 2012 and 2011.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan

By:	/s/ Steven E. English
Steven E. English
Senior Vice President, Chief Financial Officer

By:	/s/ James A. Yano
James A. Yano
Senior Vice President, Secretary and General Counsel
Date: March 20, 2014

INDEX
Page

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to the Financial Statements	4

Report of Independent Registered Public Accounting Firm

Board of Directors
State Auto Financial Corporation
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan (the Plan), as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years ended December 31, 2013, 2012 and 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years ended December 31, 2013, 2012 and 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio
March 20, 2014

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Investments, at fair value:
Shares of registered investment companies (cost $3,201,896 and $3,029,461, respectively)	$3,674,223	$3,187,977
Interest-bearing cash	506,359	389,254
Affiliated Stock (cost $244,455 and $197,276, respectively)	335,635	196,933
Total investments	4,516,217	3,774,164

Net assets available for benefits	$4,516,217	$3,774,164

See accompanying notes.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2013	2012	2011
Investment income (loss):
Dividends	$146,657	$126,375	$74,104
Unrealized gains (losses)	405,334	216,209	(227,398)
Realized gains	117,958	37,873	126,652
Total investment income (loss)	$669,949	$380,457	$(26,642)

Contributions:
Employee	$433,270	$545,135	$648,358
Employer	36,647	34,590	50,005
Total contributions	$469,917	$579,725	$698,363

Deductions:
Benefit payments	$397,813	$434,815	$493,094
Total deductions	$397,813	$434,815	$493,094

Net increase	$742,053	$525,367	$178,627

Net assets available for benefits:
Beginning of year	$3,774,164	$3,248,797	$3,070,170

End of year	$4,516,217	$3,774,164	$3,248,797

See accompanying notes.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements
December 31, 2013

1. Description of the Plan
Organization
The State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan (the “Plan”) became effective on August 1, 1995. The Plan was amended and restated in its entirety effective as of March 1, 2010, to incorporate amendments made to the Plan subsequent to the Plan’s prior restatement effective as of March 1, 2001, and to add as an investment option a fund comprised solely of shares of the State Auto Financial Corporation common stock (“Affiliated stock”). The Plan was further amended effective as of July 1, 2010 (First Amendment), November 1, 2010 (Second Amendment) and January 1, 2011 (Third Amendment).
Eligible executives include high income or key management employees designated by State Auto Property & Casualty Insurance Company (the “Company”) on an annual basis. Plan participation is voluntary. The Plan provides to those eligible executives the benefits they would otherwise earn under the State Auto Insurance Companies Retirement Savings Plan (also known as the State Auto Insurance Companies Capital Accumulation Plan) (the “Qualified Plan”) if certain federal law restrictions did not apply, and the opportunity to defer designated amounts of their salary and bonuses.
Effective as of January 1, 2011, the Plan was amended to include the ability to transfer the maximum annual contributions permissible to be made to the Qualified Plan each calendar year from the Plan to the Qualified Plan no later than the March 15th following the December 31st of the plan year to which the contributions relate.
The benefits provided to participants under the Plan are paid from the general assets of the Company. The Plan is intended to be an unfunded Plan for purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is, therefore, exempt from certain ERISA requirements. Each participant’s right to benefits under the Plan is equivalent to the rights of any unsecured creditor of the Company.
Newly eligible executives who wish to participate in the Plan must enroll within 30 days after becoming eligible to participate and defer income from the current calendar year. For subsequent years, participants must enroll prior to the beginning of each new Plan year.
Contributions
Participants are permitted to defer on a pretax basis (a) from 1% to 100% of the participant’s eligible base salary received in the Plan year, (b) from 1% to 100% of each eligible participant’s bonus and/or (c) from 1% to 100% of any award to the participant under the State Auto Financial Corporation Long-Term Incentive Plan (LTIP). In addition, the Company matches eligible base salary deferrals at the same rate and in the same manner that it is generally matching 401(k) deferrals under the Qualified Plan. Any limitations on the match under the Qualified Plan also apply to the Plan, with the match under the Plan being offset by the match to the Qualified Plan to the extent duplicative. For example, at the present time under the Qualified Plan, the Company matches up to 6% of compensation at the rate of 100% on the first 1% of contributions plus 50% on contributions in excess of 1%, up to a maximum of 6%. Under the Plan, the Company similarly matches up to 6% of eligible base salary, as defined above, less amounts matched under the Qualified Plan. The Company is required to make nonelective contributions that are not eligible to be contributed to the Qualified Plan.
Vesting
Each participant is fully vested in base salary deferrals, bonus and LTIP deferrals, and any associated earnings. After five years of service or upon attainment of age 55, retirement, death, or total disability prior to age 55 or other termination of service, each participant is fully vested in matching contributions. After three years of service or upon attainment of age 55, retirement, death, or total disability prior to age 55 or other termination of service, each participant is fully vested in nonelective contributions.
Participant Accounts
Investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the trust described in Note 6, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2013

Each deferral account, however, is credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment.
Payment of Benefits
The balance of each deferral account is distributed in cash to the participant based on the participant’s distribution election upon a specified date certain or the later of age 55 or termination of service. If no distribution election is made, payments are made in monthly installments over a five-year period.
2. Significant Accounting Policies
Basis of Presentation
The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments and Related Investment Income
The investments of the Plan consist of shares of registered investment companies, interest-bearing cash, and Affiliated stock. The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.
Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participant’s account to the total fund balance. Dividends are recorded on the ex-dividend date. Realized gains and losses on the sale of securities are determined on the average cost method.
Benefit Payments
Benefit payments are recognized when paid.
Administrative Expenses
All administrative expenses are paid by the Company.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s statements of net assets available for benefits.
3. Fair Value Measurements
Below is the fair value hierarchy that categorizes into three levels the inputs to valuation techniques that are used to measure fair value:
•Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.
•Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.
•Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2013

The following is a description of the valuation methods used for assets measured at fair value:
•Registered investment companies:    Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.
•Interest-bearing cash: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.
•Affiliated stock: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.
The following tables reflect the Plan’s investments within the fair value hierarchy at December 31, 2013 and 2012:

2013	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Registered investment companies:
Large cap equity investments	$1,109,409	1,109,409	—	—
Mid cap equity investments	363,485	363,485	—	—
Small cap equity investments	79,494	79,494	—	—
International equity investments	246,833	246,833	—	—
Blended fund investments	1,086,692	1,086,692	—	—
Income bond investments	788,310	788,310	—	—
Total registered investment companies	3,674,223	3,674,223	—	—
Interest-bearing cash	506,359	506,359	—	—
Affiliated stock	335,635	335,635	—	—
Total investments	$4,516,217	4,516,217	—	—

2012	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Registered investment companies:
Large cap equity investments	$807,411	807,411	—	—
Mid cap equity investments	279,956	279,956	—	—
Small cap equity investments	48,943	48,943	—	—
International equity investments	202,721	202,721	—	—
Blended fund investments	866,956	866,956	—	—
Income bond investments	981,990	981,990	—	—
Total registered investment companies	3,187,977	3,187,977	—	—
Interest-bearing cash	389,254	389,254	—	—
Affiliated stock	196,933	196,933	—	—
Total investments	$3,774,164	3,774,164	—	—

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2013

4. Participant Accounts
Participant balances for all funds are maintained in shares. Share values are determined on a periodic basis. At December 31, 2013 and 2012, there were 67 and 62 participants in the Plan, respectively, with contributions in one or more of the following funds. The total number of participants in the Plan is less than the sum of the number of participants set forth in the following table because each participant may make contributions to more than one fund. The total number of shares and share values, and number of participants as of December 31, 2013 and 2012, by fund, were as follows:

2013
Investment Options	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered Investment Companies
ABF Sm Cap Val Inst	2,924	$27.19	15
Baron Growth Inst	1,929	73.12	15
FID Contrafund K	7,078	96.07	28
FID Diversified Intl K	3,734	36.84	15
FID Freedom K 2010	778	14.03	2
FID Freedom K 2015	21,668	14.24	7
FID Freedom K 2020	9,581	14.88	7
FID Freedom K 2025	5,575	15.51	9
FID Freedom K 2030	9,907	15.86	11
FID Freedom K 2035	1,675	16.38	5
FID Freedom K 2040	90	16.47	2
FID Freedom K 2045	20	16.80	1
FID Freedom K 2050	365	16.87	1
FID Freedom K Income	13,597	11.96	4
FID Intermed Bond	13,767	10.83	10
FID Puritan K	8,625	21.22	13
Harbor Intl Inst	1,539	71.01	15
JPM Mid Cap Value IS	4,543	35.12	21
MFS Value Fund R5	6,385	33.20	12
PIM Total RT Inst	59,795	10.69	21
Spartan US EQ Index ADV	2,405	65.49	14
TRP Blue Chip Growth	928	64.60	14
VANG Mid Cap IDX SIG	1,462	42.98	10
Total Registered Investment Companies	178,370
Interest-Bearing Cash
Fidelity US Govt Bond	506,359	1.00	16
Total Interest-Bearing Cash	506,359
Affiliated Stock
State Auto Financial Corporation	15,802	21.24	6
Total Affiliated Stock	15,802
Total Investments	700,531

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2013

2012
Investment Options	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered Investment Companies
ABF Sm Cap Val Inst	2,298	$21.30	9
Baron Growth Inst	2,145	54.06	14
Calamos Growth Inst	1,018	52.06	12
FID Contrafund K	6,229	77.51	27
FID Diversified Intl K	3,827	29.89	14
FID Freedom K 2010	762	12.88	2
FID Freedom K 2015	20,042	12.96	7
FID Freedom K 2020	9,419	13.39	7
FID Freedom K 2025	3,235	13.58	8
FID Freedom K 2030	9,072	13.72	9
FID Freedom K 2035	1,601	13.87	3
FID Freedom K 2040	59	13.91	1
FID Freedom K 2045	447	14.09	1
FID Freedom K Income	11,894	11.68	3
FID Intermed Bond	15,741	11.14	10
FID Puritan K	6,940	19.40	12
Harbor Intl Inst	1,422	62.12	14
JPM Mid Cap Value IS	3,731	27.99	13
MFS Value Fund R4	6,084	25.35	10
PIM Total RT Inst	71,765	11.24	21
Spartan US EQ Index ADV	2,325	50.49	11
VANG Mid Cap IDX SIG	1,852	32.18	7
Total Registered Investment Companies	181,908
Interest-Bearing Cash
Fidelity US Govt Bond	389,254	1.00	16
Total Interest-Bearing Cash	389,254
Affiliated Stock
State Auto Financial Corporation	13,182	14.94	5
Total Affiliated Stock	13,182
Total Investments	584,344

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2013

5. Investments
The Plan’s investments and related changes at December 31, 2013, 2012 and 2011 and for the years then ended were as follows:

2013	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered Investment Companies
ABF Sm Cap Val Inst	2,924	$79,494	$6,868	$5,898	$10,906	$23,897	$(988)
Baron Growth Inst	1,929	141,075	3,656	9,952	33,961	22,787	(11,778)
Calamos Growth Inst	—	—	—	918	2,898	2,471	(6,231)
FID Contrafund K	7,078	679,982	49,994	23,879	105,548	70,257	(71,117)
FID Diversified Intl K	3,734	137,553	2,196	3,605	24,369	12,524	(2,787)
FID Freedom K 2010	778	10,916	212	—	888	—	—
FID Freedom K 2015	21,668	308,556	5,643	2,141	24,774	40,505	(9,139)
FID Freedom K 2020	9,581	142,566	2,551	233	13,304	7,045	(11,683)
FID Freedom K 2025	5,575	86,468	1,552	(124)	8,179	32,946	(13)
FID Freedom K 2030	9,907	157,121	2,980	642	19,339	19,771	(10,079)
FID Freedom K 2035	1,675	27,441	361	408	2,858	9,066	(9,094)
FID Freedom K 2040	90	1,481	21	—	163	476	—
FID Freedom K 2045	20	343	—	113	55	2,379	(6,413)
FID Freedom K 2050	365	6,158	118	—	757	—	—
FID Freedom K Income	13,597	162,625	3,110	(8)	3,384	504	—
FID Intermed Bond	13,767	149,100	3,393	1,263	(5,624)	8,229	(27,988)
FID Puritan K	8,625	183,017	16,508	2,183	11,531	25,002	(10,143)
Harbor Intl Inst	1,539	109,280	2,240	1,744	11,202	18,230	(4,208)
JPM Mid Cap Value IS	4,543	159,552	7,533	6,906	20,810	41,325	(21,563)
MFS Value Fund R4	—	—	743	45,597	(16,698)	5,288	(4,662)
MFS Value Fund R5	6,385	211,996	6,494	395	18,653	2,566	(7,757)
PIM Total RT Inst	59,795	639,210	20,396	1,147	(33,572)	74,230	(62,692)
Spartan US EQ Index ADV	2,405	157,489	2,864	3,996	31,764	24,792	(11,542)
TRP Blue Chip Growth	928	59,942	—	405	10,191	2,180	(4,888)
VANG Mid Cap IDX SIG	1,462	62,858	727	3,554	14,170	5,763	(20,943)
Total Registered Investment Companies	178,370	3,674,223	140,160	114,847	313,810	452,233	(315,708)
Interest-Bearing Cash
Fidelity US Govt Bond	506,359	506,359	43	—	—	22,871	(82,105)
Total Interest-Bearing Cash	506,359	506,359	43	—	—	22,871	(82,105)
Affiliated Stock
State Auto Financial Corporation	15,802	335,635	6,454	3,111	91,524	(5,187)	—
Total Affiliated Stock	15,802	335,635	6,454	3,111	91,524	(5,187)	—
Total Assets Held for Investment	700,531	$4,516,217	$146,657	$117,958	$405,334	$469,917	$(397,813)

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2013

2012	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered Investment Companies
ABF Sm Cap Val Inst	2,298	$48,943	$1,875	$478	$4,138	$9,857	$(2,716)
Baron Growth Inst	2,145	115,948	11,124	293	3,124	25,804	(1,296)
Calamos Growth Inst	1,018	52,987	3,615	899	4,165	10,540	(14,739)
FID Contrafund K	6,229	482,774	5,792	16,607	51,722	60,463	(56,535)
FID Diversified Intl K	3,827	114,374	2,154	(2,691)	18,024	13,885	(841)
FID Freedom K 2010	762	9,816	360	—	576	—	—
FID Freedom K 2015	20,042	259,746	8,914	(665)	14,607	51,290	(5,421)
FID Freedom K 2020	9,419	126,114	4,509	(907)	8,634	20,497	(7,789)
FID Freedom K 2025	3,235	43,928	1,439	(783)	3,122	16,392	(7)
FID Freedom K 2030	9,072	124,468	4,865	(195)	11,928	28,351	(6,249)
FID Freedom K 2035	1,601	22,211	615	(345)	1,665	10,056	(5,303)
FID Freedom K 2040	59	821	28	(3)	72	104	—
FID Freedom K 2045	447	6,297	124	(149)	214	6,231	—
FID Freedom K 2050	—	—	—	(1,230)	1,636	—	—
FID Freedom K Income	11,894	138,919	3,900	(150)	4,539	443	—
FID Intermed Bond	15,741	175,352	3,153	1,338	1,419	10,683	(21,302)
FID Puritan K	6,940	134,636	4,836	600	8,810	12,497	(3,330)
Harbor Intl Inst	1,422	88,347	1,754	(986)	15,164	10,887	(5,772)
JPM Mid Cap Value IS	3,731	104,421	2,273	1,859	11,927	30,204	(1,859)
MFS Value Fund R4	6,084	154,237	4,177	1,157	16,555	14,724	(9,254)
PIM Total RT Inst	71,765	806,638	50,801	8,959	12,076	93,044	(90,641)
Spartan US EQ Index ADV	2,325	117,413	2,410	(716)	4,330	25,561	(712)
Spartan US EQ Index INV	—	—	—	16,588	(10,065)	2,540	(211)
VANG Mid Cap IDX SIG	1,852	59,587	834	(587)	9,879	9,886	(22,390)
Total Registered Investment Companies	181,908	3,187,977	119,552	39,371	198,261	463,939	(256,367)
Interest-Bearing Cash
Fidelity US Govt Bond	389,254	389,254	47	—	—	114,213	(178,448)
Total Interest-Bearing Cash	389,254	389,254	47	—	—	114,213	(178,448)
Affiliated Stock
State Auto Financial Corporation	13,182	196,933	6,776	(1,498)	17,948	1,573	—
Total Affiliated Stock	13,182	196,933	6,776	(1,498)	17,948	1,573	—
Total Assets Held for Investment	584,344	$3,774,164	$126,375	$37,873	$216,209	$579,725	$(434,815)

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2013

2011	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered Investment Companies
ABF Sm Cap Val Inst	1,963	$37,312	$164	$11	$742	$2,335	$—
ABF Sm Cap Val Inv	—	—	—	3,184	(5,912)	19,256	—
Baron Growth	—	—	—	15,270	(14,147)	24,156	(75)
Baron Growth Inst	1,431	73,481	1,130	(15)	(834)	3,136	(15)
Calamos Growth A	—	—	—	30,057	(31,885)	13,444	(12,570)
Calamos Growth Inst	1,608	81,790	3,308	(121)	(7,063)	1,264	(2,507)
FID Contrafund K	6,773	456,578	1,923	6,736	(6,679)	49,956	(57,771)
FID Diversified Intl K	3,688	93,976	1,974	(1,522)	(15,766)	10,219	(10,307)
FID Freedom K 2010	734	8,881	400	—	(417)	—	—
FID Freedom K 2015	16,909	205,103	8,535	344	(9,964)	41,379	—
FID Freedom K 2020	8,139	101,169	4,622	(60)	(6,359)	28,607	(730)
FID Freedom K 2025	1,910	23,765	956	(42)	(1,694)	20,969	—
FID Freedom K 2030	9,954	124,827	6,085	4	(10,386)	29,644	(855)
FID Freedom K 2035	1,239	15,522	580	—	(1,037)	10,872	—
FID Freedom K 2040	49	621	23	—	(51)	610	—
FID Freedom K 2045	247	3,126	151	—	(314)	—	—
FID Freedom K 2050	1,765	22,323	1,067	—	(2,366)	—	—
FID Freedom K Income	11,521	130,187	4,002	—	(2,875)	1,487	—
FID Intermed Bond	9,517	103,540	2,813	855	2,172	8,223	(15,675)
FID Puritan K	3,754	66,378	1,412	522	(1,646)	5,759	(9,536)
Harbor Intl Inst	1,455	76,300	1,852	1,513	(12,172)	25,286	(2,465)
JPM Mid Cap Value A	—	—	—	17,415	(17,117)	9,138	(787)
JPM Mid Cap Value IS	3,103	73,690	862	(15)	35	1,610	(497)
MFS Value Fund A	—	—	1,469	24,280	(24,901)	18,091	(54,561)
MFS Value Fund R4	6,012	134,554	871	(44)	143	1,733	(1,425)
PIM Total RT Inst	55,010	597,954	22,451	2,492	(2,223)	181,323	(76,212)
Spartan US EQ Index	1,549	68,918	2,169	17,532	(20,724)	15,608	(8,928)
VANG Mid Cap IDX INV	—	—	—	8,928	(4,396)	1,119	(775)
VANG Mid Cap IDX SIG	2,421	68,108	908	(1,381)	(7,170)	12,725	(17,981)
Total Registered Investment Companies	150,751	2,568,103	69,727	125,943	(205,006)	537,949	(273,672)
Interest-Bearing Cash
Fidelity US Govt Bond	545,909	545,909	64	—	—	163,055	(213,226)
Total Interest-Bearing Cash	545,909	545,909	64	—	—	163,055	(213,226)
Affiliated Stock
State Auto Financial Corporation	12,168	165,360	4,313	709	(22,392)	(2,641)	(6,196)
Total Affiliated Stock	12,168	165,360	4,313	709	(22,392)	(2,641)	(6,196)
Total Assets Held for Investment	708,828	$3,279,372	$74,104	$126,652	$(227,398)	$698,363	$(493,094)

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2013

The Plan’s unrealized appreciation (depreciation) at December 31, 2013, 2012 and 2011 were as follows:

		Unrealized Gain (Loss)
	Beginning Balance	During Period	Ending Balance
2011	$169,362	(227,398)	(58,036)
2012	$(58,036)	216,209	158,173
2013	$158,173	405,334	563,507
There were no plan assets payable at December 31, 2013 and 2012.
The Plan’s net realized gains and losses were as follows for the years ended December 31, 2013, 2012 and 2011:

2013
Investment Options	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF Sm Cap Val Inst	$19,084	$13,186	$5,898
Baron Growth Inst	46,916	36,964	9,952
Calamos Growth Inst	59,274	58,356	918
FID Contrafund K	127,815	103,936	23,879
FID Diversified Intl K	29,555	25,950	3,605
FID Freedom K 2015	37,857	35,716	2,141
FID Freedom K 2020	11,636	11,403	233
FID Freedom K 2025	(143)	(19)	(124)
FID Freedom K 2030	10,099	9,457	642
FID Freedom K 2035	9,093	8,685	408
FID Freedom K 2045	8,508	8,395	113
FID Freedom K Income	(3)	5	(8)
FID Intermed Bond	33,620	32,357	1,263
FID Puritan K	16,873	14,690	2,183
Fidelity US Govt Bond	92,267	92,267	—
Harbor Intl Inst	14,402	12,658	1,744
JPM Mid Cap Value IS	39,511	32,605	6,906
MFS Value Fund R4	189,166	143,569	45,597
MFS Value Fund R5	13,744	13,349	395
PIM Total RT Inst	232,370	231,223	1,147
Spartan US EQ Index ADV	24,382	20,386	3,996
State Auto Financial Corporation	12,766	9,655	3,111
TRP Blue Chip Growth	4,883	4,478	405
VANG Mid Cap IDX SIG	20,965	17,411	3,554
Total	$1,054,640	$936,682	$117,958

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2013

2012
Investment Options	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF Sm Cap Val Inst	$4,710	$4,232	$478
Baron Growth Inst	2,255	1,962	293
Calamos Growth Inst	49,800	48,901	899
FID Contrafund K	143,871	127,264	16,607
FID Diversified Intl K	12,727	15,418	(2,691)
FID Freedom K 2015	35,148	35,813	(665)
FID Freedom K 2020	7,789	8,696	(907)
FID Freedom K 2025	(2)	781	(783)
FID Freedom K 2030	45,314	45,509	(195)
FID Freedom K 2035	5,311	5,656	(345)
FID Freedom K 2040	—	3	(3)
FID Freedom K 2045	3,249	3,398	(149)
FID Freedom K 2050	22,729	23,959	(1,230)
FID Freedom K Income	—	150	(150)
FID Intermed Bond	32,553	31,215	1,338
FID Puritan K	8,334	7,734	600
Fidelity US Govt Bond	270,700	270,700	—
Harbor Intl Inst	14,762	15,748	(986)
JPM Mid Cap Value IS	15,559	13,700	1,859
MFS Value Fund R4	20,438	19,281	1,157
PIM Total RT Inst	105,156	96,197	8,959
Spartan US EQ Index ADV	18,188	18,904	(716)
Spartan US EQ Index INV	84,819	68,231	16,588
State Auto Financial Corporation	14,742	16,240	(1,498)
VANG Mid Cap IDX SIG	31,476	32,063	(587)
Total	$949,628	$911,755	$37,873

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2013

2011
Investment Options	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF Sm Cap Val Inst	$1,777	$1,766	$11
ABF Sm Cap Val Inv	35,838	32,654	3,184
Baron Growth	83,977	68,707	15,270
Baron Growth Inst	2,415	2,430	(15)
Calamos Growth A	158,602	128,545	30,057
Calamos Growth Inst	3,007	3,128	(121)
FID Contrafund K	157,656	150,920	6,736
FID Diversified Intl K	37,407	38,929	(1,522)
FID Freedom K 2015	14,687	14,343	344
FID Freedom K 2020	2,118	2,178	(60)
FID Freedom K 2025	1,443	1,485	(42)
FID Freedom K 2030	855	851	4
FID Intermed Bond	15,675	14,820	855
FID Puritan K	13,536	13,014	522
Fidelity US Govt Bond	471,967	471,967	—
Harbor Intl Inst	28,617	27,104	1,513
JPM Mid Cap Value A	72,481	55,066	17,415
JPM Mid Cap Value IS	497	512	(15)
MFS Value Fund A	205,403	181,123	24,280
MFS Value Fund R4	1,425	1,469	(44)
PIM Total RT Inst	94,604	92,112	2,492
Spartan US EQ Index	83,478	65,946	17,532
State Auto Financial Corporation	7,565	6,856	709
VANG Mid Cap IDX INV	81,784	72,856	8,928
VANG Mid Cap IDX SIG	17,981	19,362	(1,381)
Total	$1,594,795	$1,468,143	$126,652
6. Trust
The Company maintains a trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the trust. All assets of the trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under Federal and state law should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to Federal bankruptcy proceedings.
7. Related Party
The Plan invests in shares of registered investment companies managed by Fidelity Management Trust Company, custodian of the Plan. Participants may also invest in Affiliated stock.
8. Tax Status
The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code of 1986, as amended (the “Code”). Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service. The Plan does not have a tax filing requirement with the Internal Revenue Service, and therefore, no liability (or asset) or disclosure related to income taxes is included in the Plan’s financial statements.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Deferred amounts are subject to FICA and Medicare taxes and most local income taxes at the time of the deferral. Deferred amounts (and the earnings thereon) are not subject to Federal and most state income taxes until distributed from the Plan. Such distributions and the related taxes are the responsibility of the participants.
9. Right to Terminate
The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the Code.
10. Investments
The following table sets forth the investments, at fair value, which represent 5% or more of assets available for benefits at December 31, 2013 and 2012:

	December 31
	2013	2012
FID Contrafund K	$679,982	$482,774
FID Freedom K 2015	308,556	259,746
Fidelity US Govt Bond	506,359	389,254
PIM Total RT Inst	639,210	806,638
State Auto Financial Corporation	335,635	196,933